Via Facsimile and U.S. Mail
Mail Stop 4720

April 29, 2010

David Seaton
Acting Chief Executive Officer and
Chief Financial Officer
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113
Australia

Re: Novogen Limited
  Form 20-F for the Fiscal Year Ended June 30, 2009
  Filed December 15, 2009
  File Number: 000-29962

Dear Mr. Seaton:

  We have reviewed your April 15, 2010 response to our April 8, 2010 letter and have the following comments. We have considered your request to include the proposed revised disclosures in your June 30, 2010 Form 20-F; however, we request that you amend the June 30, 2009 Form 20-F to comply with the below comments because that filing does not satisfy the requirement to include an unreserved and explicit statement of compliance with IFRS as issued by the IASB.

Income Statements, page 81

1. Please refer to your response to comment one and your proposed revised disclosures. Please revise your disclosure to state that cost of sales includes only costs associated with the sale of goods and, as indicated in your response, the reason the percentage decrease in cost of sales is higher than the percentage decrease in revenues for 2007 compared to 2008.

Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies
Statement of Compliance, page 85

2. Please refer to your response to comment two. Please revise the wording since you have not satisfied the requirement of Item 17(c) of Form 20-F to include an unreserved and explicit statement of compliance with IFRS as issued by the

IASB. A US GAAP reconciliation is required if this statement is not included in the notes to the financial statements. In addition, please remove the disclosure on page 3 regarding compliance with AIFRS and revise the disclosure to state that the financial statements do comply with IFRS as issued by the IASB.

* * * *

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant